NOTES | DEPOSITS | CERTIFICATES

Equity-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM

Citigroup Funding Inc.

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Medium-Term Notes, Series D

Due August 24, 2016

OFFERING SUMMARY

(Related to the Preliminary Pricing Supplement, Subject to Completion, Dated February 3, 2011,

Prospectus Supplement, Dated February 18, 2009 and Prospectus, Dated February 18, 2009)

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

February 3, 2011

February 3, 2011 Medium-Term Notes, Series D No. 2011-MTNDD0715 Registration Statements Nos. 333-157386 and 333-157386-01 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in U.S. Equities

Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due August 24, 2016

Market-Linked Notes provide investors with exposure to a broad-based U.S. equity market index with no downside risk to the initial investment. They are for investors who are concerned about principal risk and who are willing to forgo yield and upside above a maximum return in exchange for the repayment of the full principal amount at maturity, subject to the credit risk of Citigroup Inc. The notes are senior unsecured obligations of Citigroup Funding Inc. and any payments due on the notes, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company, and are subject to the credit risk of Citigroup Inc.

SUMMARY TERMS
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.
Issue price:	$10 per note (see “Underwriting fee and issue price” below).
Principal amount:	$10 per note.
Aggregate principal amount:	$
Pricing date:	February , 2011 (expected to price on or about February 22, 2011, or if such day is not an index business day, the next succeeding index business day).
Original issue date:	February , 2011 (three business days after the pricing date).
Valuation date:	August 19, 2016, subject to adjustment for non-index business days and certain market disruption events.
Maturity date:	August 24, 2016.
Principal due at maturity:	Full principal amount due at maturity.
Interest:	Fixed per annum rate of 0.50%.
Interest payment date:	Semi-annually on each August and February (expected to be 24th day of each month), beginning on August , 2011 (expected to be August 24, 2011) and ending on the maturity date. Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date. If an interest payment date falls on a day that is not a business day, the interest payment to be made on that interest payment date will be made on the next succeeding business day.
Underlying index:	The Dow Jones Industrial AverageSM.
Payment at maturity:	The principal payment at maturity per $10 note will equal: $10 + note return amount In no event will the payment at maturity be less than $10.
Note return amount:	The product of (i) $10, (ii) the index percent change and (iii) the participation rate, provided that the note return amount will not be less than $0.
Participation Rate:	60% to 70% (to be determined on the pricing date).
Index percent change:	(final index value - initial index value) / initial index value.
Initial index value:	The index closing value on the pricing date.
Final index value:	The index closing value on the valuation date.
CUSIP:	17316G420.
ISIN:	US17316G4203.
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Supplemental information regarding plan of distribution; conflicts of interest.”

Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to the issuer
Per note	$10.0000	$0.3000	$9.7000
Total	$	$	$

(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $0.3000 for each note sold in this offering. Selected dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, and their financial advisors will collectively receive from Citigroup Global Markets a selling concession of $0.3000 from this underwriting fee for each note they sell. Selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $0.3000 for each note they sell. See “Fees and selling concessions” on page 6.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRICING SUPPLEMENT, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Preliminary Pricing Supplement, Subject to Completion, filed on February 3, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000119312511023323/d424b2.htm

Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due August 24, 2016

Investment Overview

Market-Linked Notes

The Market-Linked Notes provide investors:

■	an opportunity to gain exposure to the Dow Jones Industrial AverageSM without having to acquire each of the component stocks included in the Dow Jones Industrial AverageSM.
■

60% to 70% (to be determined on the pricing date) participation in any appreciation of the underlying index over the term of the notes. Because of the participation rate of 60 to 70%, in no circumstance you will participate in more than 60% to 70% (to be determined on the pricing date) of the appreciation of the Dow Jones Industrial AverageSM, if any, during the term of the notes and the notes will provide less opportunity for appreciation than an instrument linked to 100% participation in the positive performance of the Dow Jones Industrial AverageSM.

■	repayment of the full principal amount of the notes at maturity, subject to the credit risk of Citigroup Inc.
■	semi-annual interest payment at the fixed rate of 0.50% per annum.

At maturity if the underlying index has depreciated or has not appreciated at all, subject to the credit risk of Citigroup Inc., the investment will redeem for the principal amount, without any yield on your investment.

Maturity:	5.5 years

Principal payment at maturity:	$10 plus a note return amount, which is dependent upon the index percent change and the participation rate (60% to 70%, to be determined on the pricing date)

Principal due at maturity:	Full principal amount due at maturity

Interest:	0.50% per annum

Dow Jones Industrial AverageSM Overview

The Dow Jones Industrial AverageSM is a price-weighted average composed of 30 common stocks selected at the discretion of the editors of The Wall Street Journal, which is published by Dow Jones & Company, Inc., as representative of the broad market of U.S. industry.

Information as of market close on February 2, 2011:

Bloomberg Ticker Symbol:	INDU

Current Index Level:	12,041.97

52 Weeks Ago (on 1/29/2010):	10,043.75

52 Week High (on 2/2/2011):	12,041.97

52 Week Low (on 7/2/2010):	9,686.48

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Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due August 24, 2016

Key Investment Rationale

The notes offer 60% to 70% (to be determined on the pricing date) participation in the positive performance of the underlying index, while guaranteeing repayment of the principal amount, subject to the credit risk of Citigroup Inc., in exchange for forgoing current yield or interest.

Best Case Scenario	The underlying index increases in value and, at maturity, the notes redeem for the sum of (i) the principal amount of $10 and (ii) the note return amount, provided that the appreciation of the underlying index is limited by the participation rate of 60% to 70% (to be determined on the pricing date).

Worst Case Scenario	The underlying index declines or does not appreciate in value and, at maturity, the notes redeem for the principal amount of $10.

Summary of Selected Key Risks (see page 9)

■	The notes may not pay more than the principal amount at maturity.

■

The return on the notes (the effective yield to maturity) may be less than the amount that would be paid on a conventional fixed-rate debt security of ours (guaranteed by Citigroup Inc.) of comparable maturity.

■	The appreciation potential of the notes is limited by the participation rate.

■	The market price of the notes will be influenced by many unpredictable factors, including the value and volatility of the underlying index and the stocks that underlie the underlying index.

■	The notes are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes.

■	The inclusion of underwriting fees and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

■	Adjustments to the underlying index could adversely affect the value of the notes.

■	You have no shareholder rights.

■	Investing in the notes is not equivalent to investing in the underlying index.

■	The notes will not be listed on any securities exchange and secondary trading may be limited.

■	The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes.

■	Citigroup Funding’s hedging and trading activity could potentially adversely affect the value of the notes.

■	Special U.S. federal income tax rules will apply to U.S. holders.

Fact Sheet

The notes offered are senior unsecured obligations of Citigroup Funding Inc. Any payments due on the notes, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The notes will pay no interest and have the terms described in this offering summary and the related pricing supplement, prospectus supplement and prospectus. Subject to the credit risk of Citigroup Inc., at maturity, we will pay, in principal, per note the principal amount of $10 plus a note return amount, if any, based on the increase, if any, in the value of the underlying index. All payments due on the notes are subject to the credit risk of Citigroup Inc.

Expected Key Dates
Pricing date	Original issue date (settlement date)	Maturity date
February , 2011 (expected to price on or about February 22, 2011, or if such day is not a scheduled index business day, the next succeeding scheduled index business day).	February , 2011 (three business days after the pricing date)	August 24, 2016

February 2011	Page 3

Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due August 24, 2016

Key Terms
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes, include the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.
Issue price:	$10 per note.
Principal amount:	$10 per note.
Denominations:	$10 per note and integral multiples thereof.
Aggregate principal amount:	$
Principal due at maturity:	Full principal amount due at maturity.
Interest:	Fixed per annum rate of 0.50%.
Interest payment date:	Semi-annually on each August and February (expected to be 24th day of each month), beginning on August , 2011 (expected to be August 24, 2011) and ending on the maturity date. Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date. If an interest payment date falls on a day that is not a business day, the interest payment to be made on that interest payment date will be made on the next succeeding business day.
Underlying index:	The Dow Jones Industrial AverageSM.
Underlying index publisher:	Dow Jones & Company, Inc.
Payment at maturity:	The principal payment at maturity per $10 principal amount will equal: $10 + note return amount. In no event will the principal payment at maturity be less than $10.
Note return amount:	The product of (i) $10, (ii) the index percent change and (iii) the participation rate, provided that the note return amount will not be less than $0.
Participation rate:	60% to 70% (to be determined on the pricing date).
Index percent change:	(final index value - initial index value) / initial index value.
Initial index value:	The index closing value on the pricing date.
Final index value:	The index closing value on the valuation date.
Valuation date:	August 19, 2016, subject to adjustment for non-index business days and certain market disruption events
Risk factors:	Please see “Risk Factors” beginning on page 9.

General Information
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	17316G420.
ISIN:	US17316G4203.
Certain U.S. federal income tax considerations:

The following summarizes certain federal income tax considerations for initial U.S. investors who hold the notes as capital assets. Investors should refer to the accompanying pricing supplement related to this offering for additional information relating to U.S. federal income tax and consult their tax advisors in determining the tax consequences of an investment in the notes, including the application of state, local and other tax laws and the possible effects of changes in federal or other tax laws.

•   U.S. investors will be required to accrue interest income on the notes at a predetermined rate, which is deemed to accrue on a daily basis (the “Tax OID”) regardless of whether they will receive more or less cash distributions on the notes in tax years prior to maturity.

•   At maturity or upon a taxable disposition of the notes, a U.S. holder will realize gain equal to the difference between cash received upon maturity or such taxable disposition and the U.S. holder’s adjusted tax basis in the notes. The adjusted tax basis in a note generally is its purchase price increased by any Tax OID previously accrued.

•   Any gain realized upon a sale or disposition of the notes generally will be treated as ordinary income.

•   Any loss realized by a U.S. holder upon a sale or disposition generally will be treated as an ordinary loss to the extent of the Tax OID inclusions with respect to the notes.

February 2011	Page 4

Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due August 24, 2016

•   Any loss realized in excess of the Tax OID inclusion amount generally will be treated as capital loss.

In the case of a holder of the notes that is not a U.S. person, all payments made with respect to the notes and any gain realized upon the sale or other disposition of the notes will not be subject to U.S. income or withholding tax, provided that such payments and gain are not effectively connected with a U.S. trade or business of such holder and the holder complies with applicable certification requirements. Further, if such holder does not comply with applicable certification requirements (generally, an IRS form W-8BEN), such holder may be subject to backup withholding.

Notes beneficially owned by a non-U.S. holder who at the time of death is neither a resident nor a citizen of the United States generally should not be subject to U.S. federal estate tax, provided that interest in the notes is not then effectively connected with the conduct of a U.S. trade or business.

You should refer to the accompanying pricing supplement related to this offering for additional information relating to U.S. federal income tax treatment. You should also consult your own tax advisors to determine tax consequences particular to your situation.

Trustee:	The Bank of New York Mellon.
Use of proceeds and hedging:

The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

On, or prior to, the pricing date, we, through our affiliates or others, will hedge our anticipated exposure in connection with the notes by taking positions in futures or options contracts listed on major securities markets on the underlying index or the stocks included in the underlying index, or positions in any other available securities or instruments that we may wish to use in connection with such hedging. Such purchase activity could increase the value of the underlying index, and, accordingly, potentially increase the initial index value, and, therefore, the value at which the underlying index must be above on the valuation date before you would receive at maturity a payment that exceeds the principal amount of the notes. For further information on our use of proceeds and hedging, see “Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?” in the accompanying pricing supplement related to this offering of notes.

ERISA and IRA purchase considerations:

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the notes as long as either (A) (1) no Citigroup Global Markets affiliate or employee or affiliate’s employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the notes or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the accompanying pricing supplement related to this offering for more information.

February 2011	Page 5

Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due August 24, 2016

Fees and selling concessions:	Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $0.3000 for each note sold in this offering. Selected dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, and their financial advisors will collectively receive from Citigroup Global Markets a selling concession of $0.3000 from this underwriting fee for each note they sell. Selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $0.3000 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in the accompanying pricing supplement related to this offering of notes.
Supplemental information regarding plan of distribution; conflicts of interest:	Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client. See “Plan of Distribution; Conflicts of Interest” in the accompanying pricing supplement related to this offering of notes.
Calculation agent:	Citigroup Global Markets Inc.
Contact:	Clients may contact their local brokerage representative.

The above Fact Sheet represents a summary of the terms and conditions of the notes. We encourage you to read the accompanying prospectus supplement, prospectus and pricing supplement for the notes, which can be accessed via the hyperlinks on the front page of this document.

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Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due August 24, 2016

Hypothetical Payout on the Notes

The examples of hypothetical payments at maturity set forth below are intended to illustrate the effect of different final index values of the Dow Jones Industrial AverageSM on the amount you will receive in respect of the notes at maturity. All of the hypothetical examples are based on the following assumptions:

■	Issue price: $10 per Note

■	Principal amount: $10 per Note

■	Initial index value: 12,000.00

■	Hypothetical dividend yield on Dow Jones Industrial AverageSM: 65%

■	Hypothetical participation rate: 65%

■	Interest rate: 0.50% per annum

■	Term of the notes: 5.5 years

■	The notes are held to maturity.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the actual note return amount, which, in turn, will depend on the actual index percent change and maximum return limit.

Hypothetical final index value	Hypothetical index percent change	Hypothetical note return amount(1)	Hypothetical payment at maturity(2)	Hypothetical total payments on the note(3)	Hypothetical total return on Dow Jones Industrial AverageSM(4)	Hypothetical total return on the note
0,000.00	-100.00%	$0.00	$10.03	$10.28	-86.25%	2.75%
6,000.00	-50.00%	$0.00	$10.03	$10.28	-36.25%	2.75%
7,200.00	-40.00%	$0.00	$10.03	$10.28	-26.25%	2.75%
8,400.00	-30.00%	$0.00	$10.03	$10.28	-16.25%	2.75%
9,600.00	-20.00%	$0.00	$10.03	$10.28	-6.25%	2.75%
9,900.00	-17.50%	$0.00	$10.03	$10.28	-3.75%	2.75%
10,200.00	-15.00%	$0.00	$10.03	$10.28	-1.25%	2.75%
10,500.00	-12.50%	$0.00	$10.03	$10.28	1.25%	2.75%
10,800.00	-10.00%	$0.00	$10.03	$10.28	3.75%	2.75%
11,100.00	-7.50%	$0.00	$10.03	$10.28	6.25%	2.75%
11,400.00	-5.00%	$0.00	$10.03	$10.28	8.75%	2.75%
11,700.00	-2.50%	$0.00	$10.03	$10.28	11.25%	2.75%
12,000.00	0.00%	$0.00	$10.03	$10.28	13.75%	2.75%
12,300.00	2.50%	$0.16	$10.19	$10.44	16.25%	4.37%
12,600.00	5.00%	$0.33	$10.35	$10.60	18.75%	6.00%
12,900.00	7.50%	$0.49	$10.51	$10.76	21.25%	7.63%
13,200.00	10.00%	$0.65	$10.68	$10.93	23.75%	9.25%
13,500.00	12.50%	$0.81	$10.84	$11.09	26.25%	10.88%
13,800.00	15.00%	$0.98	$11.00	$11.25	28.75%	12.50%
14,100.00	17.50%	$1.14	$11.16	$11.41	31.25%	14.13%
14,400.00	20.00%	$1.30	$11.33	$11.58	33.75%	15.75%
15,600.00	30.00%	$1.95	$11.98	$12.23	43.75%	22.25%
16,800.00	40.00%	$2.60	$12.63	$12.88	53.75%	28.75%
18,000.00	50.00%	$3.25	$13.28	$13.53	63.75%	35.25%
24,000.00	100.00%	$6.50	$16.53	$16.78	113.75%	67.75%

(1) Hypothetical Note Return Amount = $10.00 × Hypothetical Index Percent Change × Hypothetical Participation Rate.

(2) Hypothetical Payment at Maturity = $10.00 + Hypothetical Note Return Amount + Semi-annual interest payment for the last interest period (i.e. $0.025).

(3) Hypothetical Total Payments on the Notes = $10.00 + Hypothetical Note Return Amount + Semi-annual interest payments for 5.5 years at the interest rate of 0.50% per annum (i.e. $0.275).

(4) Hypothetical Total Return on Dow Jones Dow Jones Industrial AverageSM assumes that hypothetical annual dividend yield on the Dow Jones Dow Jones Industrial AverageSM is not compounded annually and not re-invested.

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Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due August 24, 2016

Payment at Maturity

Subject to the credit risk of Citigroup Inc., at maturity you will receive a principal payment of at least $10 plus the note return amount, if any. As a result of the participation rate, the principal payment you could receive at maturity may be less than the payment you would receive on an instrument linked to 100% participation in the positive performance the Dow Jones Industrial AverageSM. The notes are senior unsecured obligations of Citigroup Funding. All payments on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company, and are subject to the credit risk of Citigroup Inc.

The note return amount will be based on the underlying index. The note return amount will be equal to the product of $10 times the index percent change. If the final index value is greater than the initial index value, the note return amount will be calculated as follows:

note return amount	=	$10 x	(final index value – initial index value)	x participation rate
initial index value

where,

initial index value	=	The index closing value on the pricing date

final index value	=	The index closing value on the valuation date

participation rate	=	60% to 70%, which will be determined on the pricing date

In no circumstance you will participate in more than 60% to 70% (to be determined on the pricing date) of the appreciation of the Dow Jones Industrial AverageSM, if any, during the term of the notes and the notes will provide less opportunity for appreciation than an instrument linked to 100% participation in the positive performance of the Dow Jones Industrial AverageSM.

If the final index value is less than or equal to the initial index value, the note return amount will be zero and investors will receive only the principal amount.

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Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due August 24, 2016

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks you should read the section entitled “Risk Factors Relating to the Notes” in the accompanying pricing supplement related to this offering and “Risk Factors” in the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

■

The notes may not pay more than the principal amount at maturity. If the final index value is less than or equal to the initial index value, subject to the credit risk of Citigroup Inc., you will receive a principal payment of only $10 for each note you hold at maturity, even if the closing value of the underlying index is greater than the initial index value at one or more times during the term of the notes.

■

Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

■

Potential for a lower comparative yield. If the index percent change is less than approximately     %, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of ours of comparable maturity.

■

The notes have limited appreciation potential. The participation in any appreciation of the underlying index is limited by the participation rate. The actual participation rate will be 60% to 70% and will be determined on the pricing date. Because of the participation rate of 60 to 70%, in no circumstance you will participate in more than 60% to 70% (to be determined on the pricing date) of the appreciation of the Dow Jones Industrial AverageSM , if any, during the term of the notes and the notes will provide less opportunity for appreciation than an instrument linked to 100% participation in the positive performance of the Dow Jones Industrial AverageSM.

■

Market price of the notes may be influenced by many unpredictable factors. Numerous factors will influence the value of the notes in the secondary market and the price at which Citigroup Global Markets may be willing to purchase or sell the notes in the secondary market, including: the value and volatility of the underlying index, the price and volatility of the stocks that underlie the underlying index, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the stocks that underlie the underlying index, or the stock markets generally, and that may affect the value of the underlying index, interest and yield rates in the market, the time remaining to maturity, the dividend rate on the stocks that underlie the underlying index and any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Inc. As a result, the market value of the notes will vary and may be less than the original issue price at any time prior to maturity and sale of the notes prior to maturity may result in a loss.

■

The notes are subject to the credit risk of Citigroup Inc. and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes. You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

■

The inclusion of underwriting fees and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the market value of the notes declines. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

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Adjustments to the underlying index could adversely affect the value of the notes. The publisher of the underlying index can add, delete or substitute the stocks underlying the index, and can make other methodological changes required by certain events relating to the underlying stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the underlying index. The publisher of the underlying index may also discontinue or suspend calculation or publication of the underlying index at any time. Any of these actions could adversely affect the value of the notes. Where the underlying index is discontinued, Citigroup Global Markets, as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the underlying index and is not precluded from considering indices that are calculated and published by Citigroup Global Markets or any of its affiliates.

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You have no shareholder rights. As an investor in the notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the index.

February 2011	Page 9

Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due August 24, 2016

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Investing in the notes is not equivalent to investing in the underlying index. Investing in the notes is not equivalent to investing in the underlying index or its component stocks. See “Hypothetical Payout on the Notes” above.

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The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

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The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes. Citigroup Global Markets Inc., which is acting as the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citigroup Global Markets will determine the initial index value, the final index value and the index percent change, as applicable, and will calculate the amount you will receive at maturity. Any of these determinations made by Citigroup Global Markets, in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of any value of the underlying index in the event of the unavailability, modification or discontinuance of the underlying index, may adversely affect the payment to you at maturity.

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Citigroup Funding’s hedging and trading activity could potentially adversely affect the value of the notes. We expect to hedge our obligations under the notes (and possibly to other instruments linked to the underlying index or the stock underlying it) through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the Dow Jones Industrial AverageSM or in other instruments, such as options, swaps or futures, based upon the Dow Jones Industrial AverageSM or the stocks included in the Dow Jones Industrial AverageSM, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. This hedging activity may present a conflict between your interest in the notes and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the Dow Jones Industrial AverageSM and, therefore, the determination of the payment due at maturity. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Since hedging our obligation under the notes involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines.

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Special U.S. federal income tax rules will apply to U.S. holders. The notes will be treated by Citigroup Funding as contingent payment debt obligations of Citigroup Funding, and by accepting a note, each holder of a note agrees to this treatment of the note. Special U.S. federal income tax rules apply to contingent payment debt obligations. Under these rules, a U.S. holder will be required to accrue interest income on the note regardless of whether U.S. holders will receive more or less payments with respect to the note before maturity and regardless of whether the U.S. holder uses the cash or accrual method of tax accounting. In addition, upon the sale, exchange or other disposition of a note, including redemption of the note at maturity, a U.S. holder generally will be required to treat any gain recognized upon the disposition of the note as ordinary income, rather than capital gain. You should refer to the section “Certain United States Federal Income Tax Considerations” in the accompanying pricing supplement related to this offering for more information.

February 2011	Page 10

Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due August 24, 2016

Information about the Underlying Index

The Dow Jones Industrial AverageSM. The Dow Jones Industrial AverageSM, which we refer to as the underlying index, is a price-weighted index composed of 30 common stocks selected at the discretion of the editors of The Wall Street Journal (the “WSJ”), which is published by Dow Jones & Company, Inc., which we refer to as Dow Jones, as representative of the broad market of U.S. industry.

There are no pre-determined criteria for selection of a component stock except that component companies represented by the index should be established U.S. companies that are leaders in their industries. The index serves as a measure of the entire U.S. market such as financial services, technology, retail, entertainment and consumer goods and is not limited to traditionally defined industrial stocks. Changes in the composition of the index are made entirely by the editors of the WSJ without consultation with the component companies represented in the index, any stock exchange, any official agency or us. In order to maintain continuity, changes to the component stocks included in the index tend to be made infrequently and generally occur only after corporate acquisitions or other dramatic shifts in a component company’s core business. When one component stock is replaced, the entire index is reviewed. As a result, multiple component changes are often implemented simultaneously. The component stocks of the index may be changed at any time for any reason.

The index is price-weighted rather than market capitalization weighted. Therefore, the component stock weightings are affected only by changes in the stocks’ prices, in contrast with the weightings of other indices that are affected by both price changes and changes in the number of shares outstanding. The value of the index is the sum of the primary exchange prices of each of the 30 common stocks included in the index, divided by a divisor. The divisor is changed in accordance with a mathematical formula to adjust for stock dividends, stock splits and other corporate actions. The current divisor of the index is published daily in the WSJ and other publications. While this methodology reflects current practice in calculating the index, no assurance can be given that Dow Jones will not modify or change this methodology in a manner that may affect the return on your investment.

The formula used to calculate divisor adjustments is:

New Divisor	=	Current Divisor	x	Adjusted Sum of Prices
Unadjusted Sum of Prices

License agreement between Dow Jones & Company, Inc. and Citigroup Global Markets. Dow Jones and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by Dow Jones in connection with certain financial instruments, including the notes.

The license agreement between Dow Jones and Citigroup Global Markets provides that the following language must be stated in this document.

The notes are not sponsored, endorsed, sold or promoted by Dow Jones (including its affiliates) (Dow Jones, with its affiliates, is referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the notes. The Corporations make no representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the Dow Jones Industrial AverageSM to track general stock market performance. The Corporations’ only relationship to Citigroup Global Markets Inc. and its affiliates (the “Licensee”) is in the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial AverageSM, which is determined, composed and calculated by Dow Jones without regard to the Licensee or the notes. Dow Jones has no obligation to take the needs of the Licensee or the owners of the notes into consideration in determining, composing or calculating the Dow Jones Industrial AverageSM. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the notes.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATIONS OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

February 2011	Page 11

Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due August 24, 2016

All disclosures contained in this document regarding the Dow Jones Industrial AverageSM, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by Dow Jones. None of Citigroup Funding, Citigroup Inc., Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

Historical Information. The following table presents the published high and low closing values, as well as the end-of-quarter closing values, of the underlying index from January 2, 2006 through February 2, 2011. The closing value of the underlying index on February 2, 2011 was 12,041.97. We obtained these closing values and other information below from Bloomberg Financial Markets, without independent verification. The underlying index experiences periods of high volatility, and you should not take the historical values of the underlying index as an indication of future performance.

Dow Jones Industrial AverageSM	High	Low	Period End
2006
First	11,317.43	10,667.39	11,109.32
Second	11,642.65	10,706.14	11,150.22
Third	11,718.45	10,739.35	11,679.07
Fourth	12,510.57	11,670.35	12,463.15
2007
First	12,786.64	12,050.41	12,354.35
Second	13,676.32	12,382.30	13,408.62
Third	14,000.41	12,845.78	13,895.63
Fourth	14,164.53	12,743.44	13,264.82
2008
First	13,056.72	11,740.15	12,262.89
Second	13,058.20	11,346.51	11,350.01
Third	11,782.35	10,365.45	10,850.66
Fourth	10,831.07	7,552.29	8,776.39
2009
First	9,034.69	6,547.05	7,608.92
Second	8,799.26	7,761.60	8,447.00
Third	9,829.87	8,146.52	9,712.28
Fourth	10,548.51	9,487.67	10,428.05
2010
First	10,907.42	9,908.39	10,856.63
Second	11,205.03	9,774.02	9,774.02
Third	10,860.26	9,686.48	10,788.05
Fourth	11,585.38	10,751.27	11,577.51
2011
First (through February 2)	12,041.97	11,637.45	12,041.97

February 2011	Page 12